

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 3, 2009

Via U.S. Mail and Facsimile (509) 244-2155

Paul A. Hatfield, President
Butte Highlands Mining Company
P.O. Box 99
Liberty Lake, Washington 99019

> **Re: Butte Highlands Mining Company**
> **Amendment 2 Form 10-12G**
> **Filed October 16, 2009**
> **File No. 000-53662**

Dear Mr. Hattfield:

　　　We have reviewed the above-referenced filing and related response and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 28, 2009.

Amendment 2 to Form 10-12G/A filed October 16, 2009

Part I

Item 1. Description of Business, page 2

1.　　Please expand the description of the asset sale agreement under the "History" subheading to provide a materially complete summary of the rights and obligations of the parties under that agreement. Ensure that the allocation of the contingent liabilities that may arise with respect to the ownership and operation of the mining properties are appropriately addressed in this discussion.

Item 1A. Risk Factors, page 3.

2.　　Each paragraph in this section should be preceded by a caption that alerts the reader to the condition or uncertainty that is the source of the risk you are highlighting to investors. In addition, these captions should be presented prominently and they should express the risk that results from the condition or uncertainty in concise terms.

3.   In addition, please add an appropriately captioned paragraph to alert investors to the potential environmental liabilities to which the company may be subjected as a consequence of the prior operations in the mining industry. Any uncertainties regarding the enforceability or effectiveness of allocations of environmental liabilities under the asset sale agreement should also be addressed in the risk factor.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

4.   Please expand the liquidity and capital resources subsection to state in quantitative terms your estimated capital needs to pursue your business plan for the next 12 months. The estimated needs should give effect to your proposed business plan as well as the changes in your expense structure because you have become a reporting company. To the extent you do not currently have adequate assets to meet the anticipated needs for funds over the next 12 months, disclose the estimated minimum deficiency and discuss your reasonably achievable plan to obtain such resources. Also, describe the potential consequences to your operations, in the event you are not able to obtain such funds.

Report of Independent Registered Accounting Firm, page 15

5.   We note the revisions to your financial statements related to the other-than-temporary-impairment charge to the company's investment in Timberline Resources' common stock. We also note your disclosures in Note 9 regarding the correction of this error. Tell us how your auditors considered including a reference in their audit report to the restatement. We refer you to AU 561.06.

Index to Exhibits page 41

6.   We refer to your response to our prior comment 6. Please be advised that all statements and reports, and all papers and documents filed as a part thereof, must be clear, easily readable and suitable for repeated photocopying, irrespective of the process used to prepare such materials. See Exchange Act Rule 12b-12(b). In this regard, we note that significant material portions of the Asset Purchase Agreement filed as Exhibit 10.1 to your Form 10-12G are not clear or readable. Please include as an exhibit with your next amended Form 10-12G a copy of the Asset Purchase Agreement that is clear, readable and in the required format set forth in Exchange Act Rule 12b-12.

Form 10-Q for the Quarter Ended June 30, 2009

General

7.   We note that the correction of the error in fiscal 2008 also impacted the cumulative-to-date information included in the June 30, 2009 Statements of Operations and Statements of Cash Flows. Tell us whether you intend to amend the June 30, 2009 Form 10-Q to correct these financial statements. Also, tell us whether or not you believe an Item 4.02 Form 8-K should be filed for the June 30, 2009 Form 10-Q financial statements.

Exhibit 31.1 and 31.2

8.   Your response to prior comment 7 indicates that the company intends to file an amended June 30, 2009 Form 10-Q with revised certifications in Exhibit 31.1 and 31.2. Tell us when you intend to file this amendment.

* * * * *

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief-Legal